UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 25, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 25 July 2024 entitled ‘Vodafone Q1 FY25 Trading Update’.

Vodafone Group Plc Q1 FY25 Trading Update 25 July 2024

“Our performance in the first quarter is consistent with our full year guidance, which we reiterate today. We continue to deliver strong revenue growth in Africa and Turkey, whilst lower inflation is slowing revenue growth in Europe and accelerating Group EBITDAaL growth. Service revenue for the Group grew 5.4%, although in Germany we saw an expected service revenue decline, following the ongoing impact of the TV law change.

During the last few months, we have announced the final step in reducing our stake in Vantage Towers to 50% for €1.3 billion and commenced our €2 billion share buyback programme following the sale of Spain. We continue to progress our transactions in Italy and the UK as well as the broader transformation of Vodafone, focused on customer experience, Business growth and operational execution in Germany. The actions we are taking now will deliver improved performance and underpin the turnaround of Vodafone.”

Margherita Della Valle
Group Chief Executive

Financial summary	Q1 FY25	Q1 FY24	Reported	Organic
	€m	€m	change %	change %1
Service revenue	7,465	7,235	3.2	5.4
Other revenue	1,571	1,558	0.8
Total revenue	9,036	8,793	2.8
Adjusted EBITDAaL1	2,681	2,626	2.1	5.1
Adjusted EBITDAaL margin1	29.7%	29.9%
Operating profit	1,545	1,081	42.9
1. Non-GAAP measure. See page 7. ǀ 2. The FY25 guidance foreign exchange rates were: €1 : GBP 0.86, €1 : ZAR 20.58, €1 : TRY 34.98, €1 : EGP 51.75.

Reported measures

-
Total revenue increased by 2.8% (Q4: 2.8%) to €9.0 billion as higher organic service revenue was partially offset by adverse foreign exchange movements

-
Operating profit increased by 42.9% to €1.5 billion, primarily driven by a €0.7 billion gain on the disposal of an 18% stake in Indus Towers, leaving Vodafone with a 3.1% shareholding

Organic and Adjusted measures

-
Group service revenue grew by 5.4% (Q4: 7.1%), with continuing strong growth in Turkey and Africa

-
Service revenue in Germany decreased by 1.5% (Q4: +0.6%) primarily due to the impact of the MDU TV law change. Excluding this impact, service revenue in Germany declined by 0.3%, primarily due to the lapping of prior year price increases and project phasing in Business

-
Vodafone Business service revenue grew by 2.6% (Q4: 5.4%), with project phasing in Germany and Other Europe impacting trends. However, we expect this to normalise throughout the rest of FY25

-
Service revenue growth in Africa remained strong at 10.0% (Q4: 10.0%), supported by price increases in South Africa and continued good commercial momentum in Egypt

-
Adjusted EBITDAaL increased by 5.1%, with an acceleration in growth driven by lower cost inflation and the phasing of operational expenditure. The Adjusted EBITDAaL margin was 0.1 percentage points higher year-on-year on an organic basis at 29.7%

-
In July, we announced the sale of a further 10% stake in Oak Holdings GmbH, the partnership that co-controls Vantage Towers, for €1.3 billion, achieving the 50:50 joint ownership structure as planned

-
Initial €500 million tranche of share buybacks almost complete. Second tranche commencing shortly

-
FY25 guidance re-iterated2: Adjusted EBITDAaL of c.€11 billion and Adjusted free cash flow to be at least €2.4 billion

For more information, please contact:

Investor Relations:	Investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

A webcast Q&A session will be held at 10:00 BST on 25 July 2024. The webcast and supporting information can be accessed at Investors.vodafone.com

Segment performance

In the financial year ended 31 March 2024, in accordance with International Financial Reporting Standards (‘IFRS’), we updated our financial reporting to recognise that Vodafone Spain and Vodafone Italy are discontinued operations. The results of discontinued operations are excluded from the Group’s segment reporting.

Geographic performance summary

	Service revenue		Other revenue		Total revenue
		Re-presented1		Re-presented1		Re-presented1
	Q1 FY25	Q1 FY24	Q1 FY25	Q1 FY24	Q1 FY25	Q1 FY24
	€m	€m	€m	€m	€m	€m
Germany	2,778	2,819	317	328	3,095	3,147
UK	1,429	1,401	260	283	1,689	1,684
Other Europe	1,180	1,161	202	171	1,382	1,332
Turkey	515	333	149	123	664	456
Africa	1,449	1,426	364	331	1,813	1,757
Common Functions	146	131	295	343	441	474
Eliminations	(32)	(36)	(16)	(21)	(48)	(57)
Group	7,465	7,235	1,571	1,558	9,036	8,793

Note:
1.
The results for the quarter ended 30 June 2023 have been re-presented to report the results of Vodafone Spain and Vodafone Italy as discontinued operations. The disposal of Vodafone Spain completed on 31 May 2024.
Service revenue growth	FY24							FY25
	Q1	Q2	H1	Q3	Q4	H2	Total	Q1
	%	%	%	%	%	%	%	%
Germany	(1.3)	1.0	(0.1)	0.3	0.6	0.5	0.2	(1.5)
UK	3.0	5.1	4.1	5.5	6.8	6.2	5.1	2.0
Other Europe	(7.4)	(7.2)	(7.3)	(7.8)	0.3	(4.0)	(5.7)	1.6
Turkey	(8.5)	21.6	7.4	6.8	15.6	11.7	9.6	54.7
Africa	(14.3)	(14.8)	(14.6)	(7.5)	1.2	(3.4)	(9.2)	1.6
Group	(4.7)	(1.9)	(3.3)	(1.5)	2.9	0.7	(1.3)	3.2

Organic service revenue growth1	FY24							FY25
	Q1	Q2	H1	Q3	Q4	H2	Total	Q1
	%	%	%	%	%	%	%	%
Germany	(1.3)	1.1	(0.1)	0.3	0.6	0.5	0.2	(1.5)
UK	5.7	5.5	5.6	5.2	3.6	4.4	5.0	–
Other Europe	4.1	3.8	3.9	3.6	5.5	4.6	4.2	2.3
Turkey	74.1	85.0	79.3	90.4	105.6	97.8	88.5	91.9
Africa	9.0	9.0	9.0	8.8	10.0	9.4	9.2	10.0
Group	5.4	6.6	6.0	6.3	7.1	6.7	6.3	5.4

Note:
1.
Non-GAAP measure. See page 7 for more information.
Group profitability		FY24					FY25
		Q1	Q2	H1	H2	Total	Q1
Operating profit	€m	1,081	776	1,857	1,808	3,665	1,545
Adjusted EBITDAaL1	€m	2,626	2,801	5,427	5,592	11,019	2,681
Adjusted EBITDAaL margin1%		29.9	30.5	30.2	29.8	30.0	29.7
Organic Adjusted EBITDAaL growth1%				3.3	1.2	2.2	5.1

Note:
1.
Non-GAAP measure. See page 7 for more information.

Germany ⫶ Growth impacted by MDU transition

37% of Group service revenue	Q1 FY25	Q1 FY24	Reported	Organic
	€m	€m	change %	change %1
Total revenue	3,095	3,147	(1.7)
- Service revenue	2,778	2,819	(1.5)	(1.5)
- Other revenue	317	328

Note:
1.
Non-GAAP measure. See page 7 for more information.

Growth

Total revenue decreased by 1.7% driven by lower service revenue and equipment sales.

Service revenue declined by 1.5% (Q4: +0.6%) as the cumulative impact of broadband and TV customer losses and lower regulated rates for terminating mobile calls, was partly offset by higher broadband ARPU. The quarter-on-quarter slowdown was primarily driven by the lapping of prior year price increases and Business performance. It also included a -1.2 percentage point impact (Q4: -0.9 percentage points) from the end to bulk TV contracting in Multi Dwelling Units (‘MDUs’).

Fixed service revenue decreased by 2.0% (Q4: -0.2%), as the impact of a lower broadband and TV customer base was only partly offset by broadband ARPU growth. The MDU transition had a -2.1 percentage point impact (Q4: -1.7 percentage points) on fixed service revenue growth in Q1. Excluding this impact, the quarter-on-quarter slowdown was primarily driven by lower broadband ARPU growth following the introduction of price increases in the same period last year.

Mobile service revenue declined by 0.8% (Q4: +1.8%), as the phasing of Business project revenue, including IoT, a reduction in Consumer ARPU growth due to greater promotional competition in Consumer low-end segment, and mobile termination rate cuts, were partly offset by a higher contract customer base.

Vodafone Business service revenue decreased by 1.7% (Q4: +1.0%) as good demand for fixed services, including cloud and security, was offset primarily by the phasing of project work, including IoT, as well as lower mobile ARPU from large corporate contract renewals.

Customers

In 2024, our market-leading broadband network quality position has once again been recognised in the latest independent network test results from Connect, CHIP and ComputerBild. However, the impact of broadband price increases last year continued to affect our commercial performance, with our broadband customer base declining by 55,000 in Q1 (Q4: -62,000), including the loss of 32,000 customers on our gigabit-capable network.

Ahead of changes to German TV laws, which took effect in July 2024, and changes to the practice of bulk TV contracting in MDUs, we have continued to migrate end users to new contracts at scale. We continue to expect to retain around 50% of the 8.5 million MDU TV households. By the end of June 2024, we had actively retained 2.6 million (Q4: 1.9 million) households. Our total TV customer base declined by 0.7 million during the quarter due to the MDU transition.

Our Consumer mobile contract customer base declined by 9,000 in Q1, as our increased focus on higher value branded and direct sales channels was offset by the anticipated loss of low-margin customers through resellers’ channels. In addition, we saw 30,000 corporate account losses in Business due to some large contract tenders in the prior year. We added a further 2.0 million IoT connections, driven by continued demand from the automotive sector. Following our announced long-term national roaming agreement with 1&1, we have started technical user testing in anticipation of the customer migration.

UK ⫶ Lower inflation driving revenue slowdown

19% of Group service revenue	Q1 FY25	Q1 FY24	Reported	Organic
	€m	€m	change %	change %1
Total revenue	1,689	1,684	0.3
- Service revenue	1,429	1,401	2.0	–
- Other revenue	260	283

Note:
1.
Non-GAAP measure. See page 7 for more information.

Growth

Total revenue increased by 0.3% as higher service revenue and an appreciation of the pound sterling against the euro were offset by lower equipment revenue.

Service revenue increased by 2.0% (Q4: +6.8%). Organic service revenue growth was stable in Q1 (Q4: +3.6%) as growth in the Consumer segment was offset by a decline in Business. Lower growth in the quarter was driven by the lower inflation-linked price rises and the ongoing dilution of the back book from front book pricing in mobile.

Vodafone Business service revenue declined by 1.1% (Q4: +2.6%). Organic growth in Vodafone Business service revenue decreased by 3.0% (Q4: -0.5%), as growth in fixed was offset by a decline in mobile, primarily driven by lower inflation-linked price increases.

Customers

In mobile, our Consumer contract customer base increased by 22,000 in the quarter. However, this was offset by large low-value contract disconnections in Business, resulting in our total contract customer base declining by 29,000 in Q1. Our digital prepaid sub-brand ‘VOXI’ continued to grow, with 17,000 customers added during the quarter.

In fixed, we continue to be one of the fastest growing broadband providers in the UK and our customer base increased by 44,000 in Q1. In July, we announced that we now offer the fastest speeds in more locations across the UK than any other major provider, covering 16.2 million households. We also provide the UK’s fastest WiFi technology throughout the home with our Pro II broadband product.

Merger of Vodafone UK and Three UK

In June 2023, we announced a binding agreement to combine our UK business with Three UK to create a sustainable, and competitive third scaled network operator in the UK. Following the merger, which we expect to close around the end of the 2024 calendar year, Vodafone and CK Hutchison will own 51% and 49% of the combined business, respectively. Full details of the transaction can be found here: investors.vodafone.com/merger-of-vodafone-uk-and-three-uk.

In July 2024, we announced a new mobile network sharing agreement with Virgin Media O2 that extends the current agreement for more than a decade. Subject to the approval of the merger with Three UK, this new agreement will also support the enlarged network of the combined business, providing significant network improvements and giving customers more choice, better quality and greater coverage across the UK.

Other Europe ⫶ Good momentum, some Business project phasing

16% of Group service revenue	Q1 FY25	Q1 FY24	Reported	Organic
	€m	€m	change %	change %1
Total revenue	1,382	1,332	3.8
- Service revenue	1,180	1,161	1.6	2.3
- Other revenue	202	171

Note:
1.
Non-GAAP measure. See page 7 for more information.

Growth

Total revenue increased by 3.8%, due to higher service and equipment revenue.

Service revenue grew by 1.6% (Q4: +0.3%). Organic service revenue increased by 2.3% (Q4: +5.5%), supported by price actions in most markets, partly offset by lower mobile termination rates. The lower growth rate in the quarter reflected the phasing of Business project revenue, as well as a lower inflation-linked price increases in most markets.

In Portugal, our Consumer and Business segments continued to perform well, also supported by our price actions. Service revenue in Ireland was impacted by lower mobile termination rates and lower Business fixed revenue, partially offset by a higher customer base in mobile and broadband. Service revenue in Greece increased, supported by annual contractual price increases and Business demand.

Vodafone Business service revenue increased by 2.5% (Q4: +8.1%). Organic growth in Vodafone Business service revenue was 3.3% (Q4: +12.2%), supported by digital services. The lower growth rate in Q1 was driven by higher project revenue in FY24.

Customers

Our good commercial momentum continued as we added 121,000 mobile contract and 12,000 broadband customers in Q1.

Turkey ⫶ Continued growth ahead of inflation and in euro terms

7% of Group service revenue	Q1 FY25	Q1 FY24	Reported	Organic
	€m	€m	change %	change %1
Total revenue	664	456	45.6
- Service revenue	515	333	54.7	91.9
- Other revenue	149	123

Note:
1.
Non-GAAP measure. See page 7 for more information.

Growth

Total revenue increased by 45.6% to €0.7 billion, with strong service revenue growth partly offset by a significant devaluation of the local currency.

Despite currency devaluation, service revenue continued to grow in euro terms. Organic growth in service revenue in Turkey was 91.9% (Q4: +105.6%), driven by ongoing repricing actions to reflect the high inflationary environment and value accretive base management activities.

Vodafone Business service revenue increased by 71.1% (Q4: +20.3%). Organic growth in Vodafone Business service revenue was 112.6% (Q4: +102.2%), driven by digital services.

Customers

We maintained our good commercial momentum, adding 69,000 mobile contract customers during the quarter, including migrations from prepaid customers.

Hyperinflationary accounting in Turkey

Turkey was designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. Organic growth metrics exclude the impact of the hyperinflation adjustment and foreign exchange translation in Turkey.

Africa ⫶ Good growth continuing

19% of Group service revenue	Q1 FY25	Q1 FY24	Reported	Organic
	€m	€m	change %	change %1
Total revenue	1,813	1,757	3.2
- Service revenue	1,449	1,426	1.6	10.0
- Other revenue	364	331

Note:
1.
Non-GAAP measure. See page 7 for more information.

Growth

Total revenue increased by 3.2% to €1.8 billion due to higher service and equipment revenue.

Service revenue increased by 1.6% (Q4: +1.2%). Organic growth in service revenue grew by 10.0% (Q4: +10.0%) supported by price increases in South Africa and continued strong growth in Egypt.

In South Africa, service revenue growth was supported by Consumer mobile, with growth accelerating as a result of prepaid price increases in the quarter, and good fixed line growth in Consumer and Business. Service revenue in Egypt grew strongly and remained above inflation in Q1. The growth in Egypt was supported by strong data growth, successful commercial campaigns, price increases implemented in the prior quarter and strong growth in our financial services product, ‘Vodafone Cash’. In Vodacom’s international markets, service revenue growth was supported by a higher customer base and strong M-Pesa and data demand. M-Pesa revenue grew by 11.0% on an organic basis, representing 26.9% of service revenue.

Vodacom Business service revenue grew by 2.3% (Q4: -0.4%). Organic growth in Vodacom Business service revenue increased by 8.4% (Q4: 7.8%), as good trading momentum in South Africa was supported by strong demand for digital services as well as mobile price increases.

Customers

In South Africa, we added 53,000 mobile contract customers in Q1. Across our active customer base, 77.9% now use data services. Our ‘VodaPay’ super-app continued to gain traction with 6.9 million registered users.

In Egypt, we added 137,000 contract customers and 0.6 million prepaid mobile customers in Q1. ‘Vodafone Cash’ now has 8.7 million active users with 0.5 million users added during the quarter.

In Vodacom’s international markets, we added 0.9 million mobile customers with good growth in data customers supported by our innovative and new prepaid handset financing model. Our mobile customer base is now 55.1 million, with 66.8% of active customers using our data services. Our M-Pesa customer base now totals 22.2 million.

Further information on our operations in Africa can be accessed here: vodacom.com.

Non-GAAP measures

In the discussion of the Group’s reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics
Organic revenue growth	Page 8	Revenue	Pages 9 and 10
Organic service revenue growth (Group and Operating segments)	Page 8	Service revenue	Pages 9 and 10
Organic mobile service revenue growth	Page 8	Service revenue	Pages 9 and 10
Organic fixed service revenue growth	Page 8	Service revenue	Pages 9 and 10
Organic Vodafone Business service revenue growth (Group and Operating segments)	Page 8	Service revenue	Pages 9 and 10
Organic M-Pesa revenue growth	Page 8	Service revenue	Pages 9 and 10
Group Adjusted EBITDAaL	Page 11	Operating profit	Page 11
Organic Group Adjusted EBITDAaL growth	Pages 8 and 11	Operating profit	Page 11
Group Adjusted EBITDAaL margin	Page 11	Operating profit	Page 11
Organic percentage point change in Group Adjusted EBITDAaL margin	Pages 8 and 11	Operating profit	Page 11

Non-GAAP measures

Performance metrics

Organic growth

Organic growth presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustment in Turkey and other adjustments to improve the comparability of results between periods.

Organic growth is calculated for revenue and profitability metrics, as follows:

-
Revenue;
-
Service revenue;
-
Mobile service revenue;
-
Fixed service revenue;
-
Vodafone Business service revenue;
-
M-Pesa revenue;
-
Group Adjusted EBITDAaL; and
-
Group Adjusted EBITDAaL margin

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

-
It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;
-
It is used for internal performance analysis; and
-
It facilitates comparability of underlying growth with other companies (although the term ‘organic’ is not a defined term under GAAP and may not, therefore, be comparable with similarly-titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Non-GAAP measures

Quarter ended 30 June 2024
		Re-presented1	Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q1 FY25	Q1 FY24
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,778	2,819	(1.5)	–	–	(1.5)
Mobile service revenue	1,231	1,240	(0.8)	–	–	(0.8)
Fixed service revenue	1,547	1,579	(2.0)	–	–	(2.0)
UK	1,429	1,401	2.0	–	(2.0)	–
Mobile service revenue	1,045	1,039	0.6	–	(2.0)	(1.4)
Fixed service revenue	384	362	6.1	–	(2.0)	4.1
Other Europe	1,180	1,161	1.6	–	0.7	2.3
Turkey	515	333	54.7	(80.1)	117.3	91.9
Africa	1,449	1,426	1.6	–	8.4	10.0
Common Functions	146	131
Eliminations	(32)	(36)
Total service revenue	7,465	7,235	3.2	(1.2)	3.4	5.4
Other revenue	1,571	1,558
Revenue	9,036	8,793	2.8	(1.3)	3.3	4.8

Other growth metrics
Vodafone Business - Service revenue	1,911	1,878	1.8	(0.6)	1.4	2.6
Germany - Vodafone Business service revenue	586	596	(1.7)	-	–	(1.7)
UK - Vodafone Business service revenue	522	528	(1.1)	–	(1.9)	(3.0)
Other Europe - Vodafone Business service revenue	372	363	2.5	–	0.8	3.3
Turkey - Vodafone Business service revenue	77	45	71.1	(89.7)	131.2	112.6
Africa - Vodacom Business service revenue	265	259	2.3	–	6.1	8.4
M-Pesa revenue	99	91	8.8	–	2.2	11.0

Note:
1.
The results for the quarter ended 30 June 2023 have been re-presented to report the results of Vodafone Spain and Vodafone Italy as discontinued operations. The disposal of Vodafone Spain completed on 31 May 2024.

CORPORATE

Non-GAAP measures

Quarter ended 31 March 2024
			Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q4 FY24	Q4 FY23
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,839	2,821	0.6	–	–	0.6
Mobile service revenue	1,257	1,235	1.8	–	–	1.8
Fixed service revenue	1,582	1,586	(0.3)	0.1	–	(0.2)
UK	1,409	1,319	6.8	–	(3.2)	3.6
Mobile service revenue	1,012	948	6.8	–	(3.1)	3.7
Fixed service revenue	397	371	7.0	–	(3.5)	3.5
Other Europe1	1,181	1,178	0.3	4.8	0.4	5.5
Turkey2	525	454	15.6	1.1	88.9	105.6
Africa	1,484	1,466	1.2	–	8.8	10.0
Common Functions	140	128
Eliminations	(32)	(31)
Total service revenue	7,546	7,335	2.9	0.2	4.0	7.1
Other revenue	1,842	1,793
Revenue	9,388	9,128	2.8	1.2	4.3	8.3

Other growth metrics
Turkey - Service revenue	525	430	22.1	(18.2)	101.7	105.6
Vodafone Business - Service revenue	1,979	1,918	3.2	0.4	1.8	5.4
Germany - Vodafone Business service revenue	605	599	1.0	–	–	1.0
UK - Vodafone Business service revenue	545	531	2.6	–	(3.1)	(0.5)
Other Europe - Vodafone Business service revenue	399	369	8.1	3.5	0.6	12.2
Turkey - Vodafone Business service revenue	71	59	20.3	(17.9)	99.8	102.2
Africa - Vodacom Business service revenue	270	271	(0.4)	–	8.2	7.8

Notes:
1.
The comparative period includes the results of Vodafone Hungary which, as previously reported, was sold in January 2023.
2.
The comparative period includes the results of Vodafone Ghana which, as previously reported, was sold in February 2023.

Non-GAAP measures

Non-GAAP measure	Purpose	Definition
Group Adjusted EBITDAaL
Adjusted EBITDAaL is used in conjunction with financial measures such as operating profit to assess our operating performance and profitability.
It is a key external metric used by the investor community to assess performance of our operations.
It is our segment performance measure in accordance with IFRS 8 (Operating Segments).

Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on lease liabilities but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses/reversals, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Group Adjusted EBITDAaL margin		Group Adjusted EBITDAaL margin is Group Adjusted EBITDAaL divided by Revenue.

The table below provides the reconciliations of: (i) Group Adjusted EBITDAaL to Group Operating profit which is the closest equivalent GAAP measure, and (ii) Reported growth in Group Adjusted EBITDAaL to organic growth in Group Adjusted EBITDAaL.

			Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q1 FY25	Q1 FY24
	€m	€m	%	pps	pps	%
Group Adjusted EBITDAaL	2,681	2,626	2.1	(0.5)	3.5	5.1
Restructuring costs	(38)	(16)
Interest on lease liabilities	109	107
Profit/(loss) on disposal of property, plant and equipment and intangible assets	2	(3)
Depreciation and amortisation of owned assets	(1,847)	(1,776)
Share of results of equity accounted associates and joint ventures	48	(56)
Impairment reversal	-	64
Other income	590	135
Group Operating profit	1,545	1,081

The table below provides the reconciliation between the reported growth in the Group Adjusted EBITDAaL margin and the organic growth in the Group Adjusted EBITDAaL margin.

			Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q1 FY25	Q1 FY24
	%	%	%	pps	pps	%
Percentage point change in Adjusted EBITDAaL margin
Group	29.7%	29.9%	(0.2)	0.2	0.1	0.1
Definitions

Key terms are defined below. See page 7 for the location of definitions for non-GAAP measures.

Term	Definition
Africa	Comprises the Vodacom Group.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Common Functions	Comprises central teams and business functions.
Depreciation and amortisation
The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful life. The measure includes the profit or loss on disposal of property, plant and equipment, software and leased assets.

Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group’s European businesses and the UK.
Fixed service revenue	Service revenue (see below) relating to the provision of fixed line and carrier services.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standards.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things (‘IoT’)
The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enable these objects to collect data and exchange communications with one another or a database.

Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
Other Europe	Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Revenue	The total of Service revenue (see below) and Other revenue (see above).
Roaming	Roaming allows customers to make calls, send and receive texts and data on our and other operators’ mobile networks, usually while travelling abroad.
Service revenue
Service revenue is all revenue related to the provision of ongoing services to the Group’s consumer and enterprise customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

Vodafone Business
Vodafone Business supports organisations in a digital world. With Vodafone’s expertise in connectivity, our leading IoT platform and our global scale, we deliver the results that organisations need to progress and thrive. We support businesses of all sizes and sectors.

Notes

1.
References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and Together we can are trade marks owned by Vodafone. Other product and company names mentioned herein may be the trade marks of their respective owners.
2.
All growth rates reflect a comparison to the quarter ended 30 June 2023 unless otherwise stated.
3.
References to “Q1”, “Q2”, “Q3” and “Q4” are to the three months ended 30 June, 30 September, 31 December and 31 March. References to the “year”, “financial year” or “FY25” are to the financial year ending 31 March 2025. References to “last year”, “last financial year” or “FY24” are to the financial year ended 31 March 2024.
4.
Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) as well as its operations, including subsidiaries in South Africa, Egypt, DRC, Tanzania, Mozambique and Lesotho.
5.
This document contains references to our and our affiliates’ websites. Information on any website is not incorporated into this update and should not be considered part of this update.

Forward-looking statements and other matters

This document contains ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. In particular, such forward-looking statements include, but are not limited to, statements with respect to: the Group’s portfolio transformation plan; expectations regarding the Group’s financial condition or results of operations and the guidance for Adjusted EBITDAaL and Adjusted free cash flow for the financial year ending 31 March 2025; the announced agreement to combine Vodafone UK and Three UK; the mobile network sharing agreement with Virgin Media O2; the announced agreement to dispose of Vodafone Italy; changes to German TV laws and the migration of users to individual TV customer contracts; expectations for the Group’s future performance generally; the Group’s share buyback programme; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses; the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes; certain of the Group’s plans and objectives, including the Group’s strategy.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as ‘will’, ‘may’, ‘expects’, 'believes', ‘continue’, ‘intends’, ‘plans’, ‘further’, ‘ongoing’, ‘anticipates’, or ‘could’. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to the following: general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services, including artificial intelligence; the Group’s ability to optimise its portfolio in line with its business transformation plan; evolving cyber threats to the Group’s services and confidential data; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; slower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains, shortages and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, data centres, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, associates, franchises, brand licences, platform sharing or other arrangements with third parties, including the signed agreement to combine Vodafone’s UK business with Three UK, the mobile network sharing agreement with Virgin Media O2 and the Group’s strategic partnership with Microsoft; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry; and changes in statutory tax rates and profit mix, including the disposal of Vodafone Italy.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found in the summary of our principal risks in the Group’s Annual Report for the year ended 31 March 2024. The Annual Report can be found on the Vodafone Group’s website (http://investors.vodafone.com/results). All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2024

-End-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 25, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary